Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

August 21, 2020

Americas Gold and Silver Corporation

145 King Street West, Suite 2870

Toronto, Ontario, Canada M5H 1J8

Attention:     Darren Blasutti, President and Chief Executive Officer

Dear Sirs:

Based upon and subject to the terms and conditions set out in this agreement (the “Underwriting Agreement”), Desjardins Securities Inc. (“Desjardins”) and Cormark Securities Inc., as co-lead underwriters and joint bookrunners (together, the “Lead Underwriters”), Clarus Securities Inc., Stifel Nicolaus Canada Inc. and Laurentian Bank Securities Inc. (collectively and together with the Lead Underwriters, the “Underwriters”) hereby severally, and not jointly or jointly and severally, in the respective percentages set out in Section 17, offer to purchase from Americas Gold and Silver Corporation (the “Company”), and the Company hereby agrees to issue and sell to the Underwriters, on the Closing Date, 9,067,400 Common Shares (as hereinafter defined) (the “Initial Shares”), at a price of $3.86 per Initial Share (the “Issue Price”), for aggregate gross proceeds to the Company of $35,000,164.

The Underwriters shall have an option (the “Option”), which Option may be exercised in the Underwriters’ sole discretion and without obligation, to acquire from the Company, on and subject to the terms and conditions contained herein (including Section 7), up to an additional 1,360,110 (the “Option Shares” and, together with the Initial Shares, the “Offered Shares”) at the Issue Price, for additional aggregate gross proceeds of up to $5,250,024.60. The Option shall be exercisable by the Underwriters in whole or in part at any time after the Closing Date (as hereinafter defined) until 11:59 p.m. (Toronto time) on the 30th day following the Closing Date, after which time the Option shall be void and of no further force and effect. Option Shares may be purchased solely for the purpose of covering over-allotments made in connection with the Offering (as defined herein) and for market stabilization purposes.

The Offered Shares may be distributed in each of the Provinces of Canada, other than Québec (the “Qualifying Jurisdictions”) by the Underwriters pursuant to the Final Prospectus (as defined herein). The Offered Shares may also be offered and sold in the “United States” or to “U.S. persons” (as such terms are defined in Regulation S under the U.S. Securities Act (as hereinafter defined)) on a private placement basis and on a “substituted purchaser” basis pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D thereunder and similar exemptions under applicable U.S. state securities laws, and outside the United States to non-U.S. persons pursuant to Rule 903 of Regulation S under the U.S. Securities Act. All offers and sales of the Offered Shares: (i) will be made in accordance with Schedule “B” attached hereto (which schedule is incorporated into and forms part of this Underwriting Agreement); (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus or an offering memorandum with respect thereto under the U.S. Securities Act; and (iii) will be conducted through an affiliate of one or more of the Underwriters duly registered with the SEC (as hereinafter defined) and the Financial Industry Regulatory Authority, Inc. and in compliance with U.S. Securities Laws (as hereinafter defined). Subject to applicable law, including the Applicable Securities Laws, and the terms of this Underwriting Agreement, the Offered Shares may also be distributed in other jurisdictions outside Canada and the United States, provided that they are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of any such jurisdictions and that the Company will not be or become subject to any continuous disclosure or similar obligations of any such jurisdictions.

The Underwriters shall have the right, at the sole cost and expense of the Underwriters, to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Shares and the Underwriters have the exclusive right to control all compensation arrangements between the members of the selling group. The Underwriters shall ensure that any Selling Firm shall agree with the Underwriters to comply with all applicable laws and with the covenants and obligations given by the Underwriters herein.

Subject to Section 12, in consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company shall pay to the Underwriters the Underwriting Fee.

The Underwriters may offer the Offered Shares at a price less than the Issue Price as described in further detail in Section 17 below, in compliance with Canadian Securities Laws, including the requirements of NI 44-101 (as hereinafter defined), and the disclosure concerning the same contained in the Prospectus (as hereinafter defined) and the U.S. Placement Memorandum (as hereinafter defined).

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERMS AND CONDITIONS

Section 1              Definitions and Interpretation

(1)	In this Underwriting Agreement:

“Act” means the Canada Business Corporations Act;

“affiliate”, “associate”, “material fact”, “material change”, and “misrepresentation” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“AIF” means the annual information form of the Company for the year ended December 31, 2019, dated March 9, 2020;

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the completion of the issue and sale by the Company and the purchase by the Underwriters on the Closing Date of the Initial Shares as contemplated by this Underwriting Agreement;

“Closing Date” means September 4, 2020, or any earlier or later date as may be agreed to by the Company and Desjardins, on its own behalf and on behalf of the other Underwriters, each acting reasonably;

“Common Shares” means common shares in the capital of the Company;

“Company’s Auditors” means PricewaterhouseCoopers LLP, or such firm of chartered accountants as the Company may from time to time appoint as auditors of the Company;

“Continuing Underwriters” has the meaning ascribed thereto in Section 17(2);

“COVID-19 Outbreak” has the meaning ascribed thereto in Section 8(1)(ddd).

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note, credit facility, or other instrument evidencing material indebtedness (demand or otherwise) for borrowed money or other liability, and any amendments thereto, to which the Company or its Material Subsidiaries are a party or to which their property or assets are otherwise bound, including, but not limited to, the Glencore Pre-Payment Facility and the Sandstorm Convertible Debenture;

“Defaulted Securities” has the meaning ascribed thereto in Section 17(2);

“Desjardins” has the meaning ascribed thereto in the first paragraph of this Underwriting Agreement;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Canadian Securities Laws;

“Documents Incorporated by Reference” means, in respect of any of the Offering Documents, the documents specified as being incorporated therein by reference or which are deemed to be incorporated therein by reference pursuant to Canadian Securities Laws;

“Environmental Laws” has the meaning ascribed thereto in Section 8(1)(xx)(i);

“Environmental Permits” has the meaning ascribed thereto in Section 8(1)(xx)(ii);

“Exchanges” means, collectively, the TSX and the NYSE American;

“Exercise Notice” has the meaning ascribed thereto in Section 7(1);

“Final Prospectus” means the (final) short form prospectus of the Company, including all of the Documents Incorporated by Reference to be prepared and filed by the Company in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

“Final Receipt” means the receipt to be issued by the OSC, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Statements” means, collectively: (i) the Company’s audited financial statements for the years ended December 31, 2019 and December 31, 2018; and (ii) the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020;

“Galena JV” shall have the meaning ascribed thereto in the AIF;

“Glencore Pre-Payment Facility” shall have the meaning ascribed thereto in the AIF;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Securities Commissions and the Exchanges;

“IFRS” means International Financial Reporting Standards which are issued by the International Accounting Standards Board, as adopted in Canada;

“including” means including without limitation;

“Indemnified Parties” has the meaning ascribed thereto in Section 15(1);

“Indemnitor” has the meaning ascribed thereto in Section 15(1);

“Initial Shares” has the meaning ascribed thereto in the first paragraph of this Underwriting Agreement;

“Lead Underwriters” has the meaning ascribed thereto in the first paragraph of this Underwriting Agreement;

“Locked-Up Parties” has the meaning ascribed thereto in Section 9(1)(f);

“marketing materials”, “standard term sheet” and “template version” shall have their respective meanings ascribed thereto in NI 41-101;

“Material Adverse Effect” means any event, change, fact, or state of being that would reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Company and the Material Subsidiaries considered on a consolidated basis;

“Material Agreement” means any Debt Instrument, contract, commitment, agreement (written or oral), instrument, lease, license, or other document (written or oral), to which the Company or the Material Subsidiaries are a party and which is material to the Company and the Material Subsidiaries on a consolidated basis, including, but not limited to, the Precious Metals Purchase Agreement and the Galena JV;

“Material Permits” means all material permits, certificates, licences, approvals, consents, registrations and other authorizations of the Company and the Material Subsidiaries;

“Material Properties” means, collectively: (i) the Relief Canyon Mine, located in Nevada, United States; (ii) the Cosalá Operations, located in Mexico; and (iii) the Galena Complex, located in Idaho, United States, each as described in the AIF;

“Material Subsidiaries” means the subsidiaries of the Company set out in Schedule “A” (which schedule includes the Company’s direct or indirect percentage ownership interest therein) other than RX Silver & Gold Inc. and Pershing Royalty Company;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“NYSE American” means the NYSE American LLC;

“OFAC” has the meaning ascribed thereto in Section 8(1)(ooo);

“Offered Shares” has the meaning ascribed thereto in the second paragraph of this Underwriting Agreement;

“Offering” means the distribution of the Offered Shares pursuant to the Prospectus;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment, any Supplementary Material, the U.S. Placement Memorandum and any U.S. Supplementary Material;

“Option” has the meaning ascribed thereto in the second paragraph of this Underwriting Agreement;

“Option Closing Date” has the meaning ascribed to such term in Section 7(1);

“Option Shares” has the meaning ascribed thereto in the second paragraph of this Underwriting Agreement;

“OSC” means the Ontario Securities Commission, as principal regulator of the Company under the Passport System;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions (other than the OSC) and NP 11-202;

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, joint venture association, trust, body corporate, Governmental Authority or other legal entity;

“Personnel” has the meaning ascribed thereto in Section 15(1);

“Precious Metals Purchase Agreement” has the meaning ascribed thereto in the AIF;

“Preliminary Prospectus” means the preliminary short form prospectus dated as of the date hereof, including all of the Documents Incorporated by Reference, prepared and filed by the Company in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

“Preliminary Receipt” means the receipt issued by the OSC evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus (or Prospectus Amendment thereto), in each of the Qualifying Jurisdictions;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, in each case including all of the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Company pursuant to Canadian Securities Laws;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed on SEDAR by or on behalf of the Company during the three-year period prior to the Closing Date with the relevant Securities Commissions pursuant to the requirements of Canadian Securities Laws;

“Purchasers” means, collectively, each of the purchasers of Offered Shares pursuant to the Offering, including, if applicable, the Underwriters;

“Qualifying Jurisdictions” has the meaning ascribed thereto in the third paragraph of this Underwriting Agreement;

“Regulation D” has the meaning ascribed thereto in Schedule “B”hereto;

“Reporting Jurisdictions” means the provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador;

“Sandstorm Convertible Debenture” shall have the meaning ascribed thereto in the AIF;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the applicable securities commission or similar regulatory authority in each of the Qualifying Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Firm” has the meaning ascribed thereto in the fifth paragraph of this Underwriting Agreement;

“Standard Listing Conditions” has the meaning ascribed thereto in Section 3(3)(d);

“subsidiary” means a subsidiary for purposes of the Securities Act (Ontario);

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment to any of the other Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the distribution of the Offered Shares and the Option;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date or Option Closing Date, as applicable, or any other time on the Closing Date or Option Closing Date, as applicable, as may be mutually agreed to by Company and Desjardins;

“Transfer Agent” means Computershare Trust Company of Canada, acting in such capacity;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Underwriting Agreement;

“Underwriting Fee” has the meaning ascribed thereto in Section 12;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. person” has the meaning ascribed thereto in Schedule “B” hereto;

“U.S. Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, each acting reasonably, the preliminary version of which will be attached to a copy of the Preliminary Prospectus and the final version of which will be attached to the Final Prospectus, to be delivered to each offeree and purchaser of the Offered Shares that is in the United States or a U.S. person, in accordance with Schedule “B” hereto;

“U.S. Purchasers” has the meaning ascribed thereto in Section 6(3);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws; and

“U.S. Supplementary Material” means any Supplementary Material required, in the opinion of the Underwriters, acting reasonably, to be delivered to Purchasers or prospective purchasers that are in the United States or U.S. persons with any supplemental, or supplement to the, U.S. Placement Memorandum as may be so required.

(2)	Headings, etc. The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

(3)	Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4)	Capitalized Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

(5)	Schedules. The following Schedules are attached to this Underwriting Agreement and are deemed to be part of and incorporated in this Underwriting Agreement:

Schedule	Title
“A”	Material Subsidiaries
“B”	Compliance with United States Securities Laws
“C”	Form of Lock-Up Agreement
Section 2	Prospectus Covenants

(1)	Prior to the applicable Time of Closing, the Company will allow the Underwriters to participate fully in the preparation of the Offering Documents (other than material filed prior to the date hereof and incorporated by reference therein).

(2)	The Company will prepare and file the Preliminary Prospectus pursuant to the Passport System on or prior to 5:00 p.m. (Toronto time) on the date hereof, and shall obtain the Preliminary Receipt from the OSC under the Passport System as soon as practicable thereafter.

(3)	The Company will use its reasonable best efforts to satisfy all comments of the Securities Commissions with respect to the Preliminary Prospectus as soon as possible after receipt of such comments and prepare and file the Final Prospectus pursuant to the Passport System and obtain the Final Receipt therefor on or prior to 5:00 p.m. (Toronto time) on August 31, 2020, or such later date as may be agreed to in writing by Desjardins (on behalf of itself and the other Underwriters) and the Company, each acting reasonably, and shall have taken all other steps and proceedings that may be necessary in order to qualify the Offered Shares and Option for distribution pursuant to the Final Prospectus in each of the Qualifying Jurisdictions by the Underwriters, and other persons who are registered in a category permitting them to distribute the Offered Shares under the Canadian Securities Laws and who comply with the Canadian Securities Laws, prior to 5:00 p.m. (Toronto time) on August 31, 2020, or such later date as may be agreed to in writing by Desjardins (on behalf of itself and the other Underwriters) and the Company, each acting reasonably.

(4)	Until the earlier of the date on which (i) the distribution of the Offered Shares is completed; or (ii) the Underwriters have exercised their termination rights pursuant to Section 13, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares and the Option, or, in the event that the Offered Shares or the Option have, for any reason, ceased so to qualify, to so qualify again the distribution of the Offered Shares and the Option in the Qualifying Jurisdictions.

(5)	The Company, and the Underwriters, severally, and not jointly, or jointly and severally, covenant and agree:

(a)	that during the distribution of the Offered Shares, the Company and the Lead Underwriters shall, prior to the provision of such marketing materials to potential investors, approve in writing, any marketing materials reasonably requested to be provided by the Underwriters to any potential investor of Offered Shares, such marketing materials to comply with Canadian Securities Laws. The Company shall file a template version of such marketing materials with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Offered Shares, and such filing shall constitute the Underwriters’ authority to use such marketing materials in connection with the Offering. The Company and the Lead Underwriters may agree that any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Company.

(b)          not to provide any potential investor of Offered Shares with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Shares;

(c)          not to provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Company other than: (i) such marketing materials as have been approved and filed in accordance with Section 2(5)(a); (ii) the Offering Documents; and (iii) any standard term sheet(s) approved in writing by the Company and the Lead Underwriters; and

(d)          that any marketing materials approved and filed in accordance with Section 2(5)(a), and any standard term sheets approved in writing by the Company and the Lead Underwriters, shall only be provided to potential investors in the Qualifying Jurisdictions.

Section 3	Delivery of Offering Documents

(1)	The Company will deliver without charge to the Underwriters, as soon as practicable, but in any event for deliveries to be made within Toronto, Ontario on the next Business Day after, and for deliveries to be made outside of Toronto, Ontario, on the second Business Day following, the date that the Preliminary Receipt or Final Receipt, as applicable, is obtained, and thereafter from time to time as requested by the Underwriters, as many commercial copies of the applicable Offering Documents as the Underwriters may reasonably request for the purposes contemplated hereunder and permitted by Applicable Securities Laws, and each such delivery of the Offering Documents will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriters in connection with the distribution of the Offered Shares, subject to the Underwriters complying with the provisions of Applicable Securities Laws and the provisions of this Underwriting Agreement.

(2)	Each delivery of the Offering Documents to the Underwriters by the Company in accordance with this Underwriting Agreement will constitute the representation and warranty of the Company to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents), at the respective date of such document:

(a)          the information and statements contained in each of the Offering Documents (including, for greater certainty, the Documents Incorporated by Reference, except to the extent such Documents Incorporated by Reference have been updated or superseded by information and statements contained in the Offering Documents or a subsequent Document Incorporated by Reference): (i) are true and correct in all material respects and contain no misrepresentation; and (ii) constitute full, true and plain disclosure of all material facts relating to the Offered Shares and the Company;

(b)          the Prospectus complies as to form in all material respects with Canadian Securities Laws; and

(c)          each of the U.S. Placement Memorandum and any U.S. Supplementary Material complies in all material respects with U.S. Securities Laws.

(3)	The Company will also deliver to the Underwriters, prior to the filing of the Final Prospectus, as applicable, unless otherwise indicated:

(a)          a copy of the Final Prospectus in the form required by Canadian Securities Laws;

(b)          a copy of any other document filed with, or delivered to, the Securities Commissions by the Company under Canadian Securities Laws in connection with the Offering, including any Supplementary Material and any Document Incorporated by Reference in the Prospectus not previously filed on SEDAR;

(c)	a copy of the U.S. Placement Memorandum and any U.S. Supplementary Material;

(d)	evidence satisfactory to the Underwriters of the conditional approval of the listing and posting for trading on the TSX of the Offered Shares, subject only to the satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”); and

(e)	a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, from the Company’s Auditors, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to financial and accounting information relating to the Company included and incorporated by reference in the Final Prospectus, which letter shall be in addition to the auditors’ report contained in the Prospectus and any auditors’ consent letter addressed to the Securities Commissions and filed with or delivered to the Securities Commissions under Canadian Securities Laws.

(4)	The Company shall deliver to the Underwriters, contemporaneously with, or prior to, any filing of any Supplementary Material, comfort letters and other documents substantially similar to those referred to in Section 3(3), with respect to such Supplementary Material.

Section 4	Notifications of Material Changes During the Distribution of the Offered Shares

(1)	The Company will promptly notify the Underwriters during the period prior to the completion of the distribution of the Offered Shares of the full particulars of:

(a)	any material change (actual, threatened or contemplated) in the business, affairs, operations, assets, liabilities (contingent or otherwise), financial condition or capital of the Company and its subsidiaries, taken as a whole;

(b)          any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be;

(c)          any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of any new material fact, in each case which is of a nature as to render any of the Offering Documents misleading or untrue in any material respect or would result in a misrepresentation therein;

(d)          any breach of any material covenant of this Underwriting Agreement by the Company, or upon it becoming aware that any representation or warranty of the Company contained in this Underwriting Agreement is or has become untrue or inaccurate in any material respect; or

(e)          any notice or other material correspondence received by the Company from any regulatory or governmental body and any requests from such bodies for information or a hearing relating to the Company, the Offering, the issue and sale of the Offered Shares or grant of the Option;

and the Company shall promptly, and in any event within any applicable time limitation, comply with all applicable filings and other requirements under the Applicable Securities Laws as a result of such fact or change, including, for greater certainty, filing any Supplementary Material which may be necessary under Canadian Securities Laws to qualify the distribution of Offered Shares and the Option in the Qualifying Jurisdictions; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters and their counsel with respect to the form and content thereof.

(2)	In addition to the provisions of Section 4(1), the Company will, in good faith, discuss with the Underwriters any change, event, development or fact, contemplated, anticipated, threatened, or proposed in Section 4(1) that is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 4(1) and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission until the Underwriters and their legal counsel have been given a reasonable opportunity to review and comment on, and, if required under Canadian Securities Laws, approve such material.

Section 5	Due Diligence

Prior to the Time of Closing and, if applicable, prior to the filing of any Supplementary Material, the Underwriters and their legal counsel will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Company and the Material Subsidiaries and their business operations, properties, assets, affairs and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may require in order to fulfil their obligations under Applicable Securities Laws and, in that regard, the Company will make available to the Underwriters and their legal counsel, on a timely basis, all corporate and operating records, material contracts, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of the Company and the Material Subsidiaries and their business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate and cause their counsel, the Company’s Auditors and the Company’s technical consultants to participate in one or more due diligence sessions to be held prior to the filing of the Preliminary Prospectus, the Final Prospectus and the Time of Closing. It shall be a condition precedent to the Underwriters’ execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document based on their due diligence review. The Underwriters shall not unreasonably withhold or delay the execution of such Offering Document required to be executed by the Underwriters and filed in compliance with Canadian Securities Laws for the purposes of the Offering.

Section 6	Conditions of Closing

The Underwriters’ obligations under this Underwriting Agreement (including the obligation to complete the purchase of the Offered Shares or any of them) are conditional upon and subject to:

(1)	Legal Opinions. The Underwriters receiving at the Time of Closing favourable legal opinions addressed to the Underwriters from Blake, Cassels & Graydon LLP, counsel to the Company, or local counsel with respect to those matters governed by the laws of jurisdictions other than the jurisdictions in which it is qualified to practice, which counsel may rely as to matters of fact, on certificates of the officers of the Company, public and stock exchange officials and other documentation standard for legal opinions in transactions of a similar nature, in form and substance acceptable to the Underwriters, acting reasonably, with respect to the following matters:

(a)	the Company being a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and not in default under Canadian Securities Laws in such Qualifying Jurisdictions;

(b)          the Company being a corporation existing under the Canada Business Corporations Act and having all requisite corporate power and capacity to carry on business, to own, lease and operate properties and assets and to enter into this Underwriting Agreement and to perform its obligations hereunder;

(c)          the authorized share capital of the Company;

(d)          all necessary corporate action having been taken by the Company to authorize the execution and delivery of this Underwriting Agreement and the performance of its obligations hereunder and as to this Underwriting Agreement having been duly authorized, executed and delivered on behalf of the Company, and constituting a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(e)          all necessary corporate action having been taken by the Company to authorize the execution and delivery of the Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions;

(f)	the execution and delivery of this Underwriting Agreement by the Company and the performance by the Company of its obligations hereunder (including the issuance, sale and delivery of the Offered Shares and the grant of the Option, as applicable) do not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both: (i) the provisions of any law, statute, rule or regulation to which the Company is subject; or (ii) the constating documents and by-laws of the Company;

(g)	the Offered Shares having been duly authorized for issuance and, at the Time of Closing and upon receipt by the Company of the purchase price therefor, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares;

(h)	the Offered Shares issuable on exercise of the Option having been duly authorized for issuance and, upon due exercise of the Option and receipt by the Company of the purchase price therefor, such Offered Shares will be validly issued as fully paid and non-assessable Common Shares;

(i)	all necessary documents having been filed, all requisite proceedings having been taken and all approvals, permits, authorizations and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions having been obtained by the Company to qualify the distribution of the Offered Shares and the Option in each of the Qualifying Jurisdictions in compliance with the relevant provisions of applicable Canadian Securities Laws;

(j)           subject to the qualifications and assumptions set out therein, the statements set forth in the Final Prospectus under the heading “Eligibility for Investment” insofar as they purport to describe the provisions of the laws referred to therein are fair and accurate summaries of the matters discussed therein;

(k)          the Offered Shares being conditionally approved for listing on the TSX (subject to the Standard Listing Conditions); and

(l)           the Transfer Agent having been duly appointed as the transfer agent and registrar for the Common Shares;

(2)	Material Subsidiaries Opinions. The Underwriters shall have received at the Time of Closing a favourable legal opinion addressed to the Underwriters dated as of the Closing Date, as to the incorporation, capacity, ownership, subsistence and authorized and issued capital of each of the Material Subsidiaries outside of Mexico relating to the chain of title of certain of the Material Properties, being: Platte River Gold Inc. (Yukon), U.S. Silver & Gold Inc. (Ontario), RX Gold & Silver Inc., U.S. Silver Corporation (Canada), United States Silver, Inc. (Delaware), U.S. Silver – Idaho, Inc. (Delaware), Pershing Gold Corporation (Nevada) and Gold Acquisition Corp. (Nevada), and such other legal matters reasonably requested by the Underwriters;

(3)	Material Subsidiary Certificates. The Underwriters shall have received at the Time of Closing certificates, dated as of the Closing Date, signed by an applicable officer of each of the Material Subsidiaries in Mexico and the British Virgin Islands relating to the chain of title of certain of the Material Properties, being, Scorpio Holding Two Limited (BVI), Scorpio Holding One Limited (BVI), Minera Platte River Gold S.A. de R L de C.V. (Mexico) and Minera Cosalá S.A. de C.V. (Mexico), certifying for and on behalf of such Material Subsidiaries and not in their personal capacity, as to the issued and outstanding shares of such Material Subsidiaries registered, directly or indirectly, in the name of the Company or a Material Subsidiary, as applicable;

(4)	United States Legal Opinion. If any Offered Shares are sold to Purchasers in the United States or who are U.S. persons (the “U.S. Purchasers”), the Underwriters receiving at the Time of Closing a favourable legal opinion addressed to the Underwriters dated as of the Closing Date, from United States counsel to the Company, Dorsey & Whitney LLP, to the effect that it is not necessary in connection with the offer and sale of the Offered Shares to the U.S. Purchasers to register the Offered Shares under the U.S. Securities Act, it being understood the no opinion is expressed as to any subsequent resale of any Offered Shares;

(5)	Corporate Certificate. The Underwriters shall have received at the Time of Closing a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officer(s) of the Company as the Underwriters may agree, certifying for and on behalf of the Company and not in their personal capacity, to the best of the knowledge, information and belief of the person(s) so signing, with respect to: (a) the articles and by-laws of the Company; (b) the resolutions of the Company’s board of directors relevant to the issue and sale of the Offered Shares by the Company and the authorization of this Underwriting Agreement and the transactions contemplated herein; and (c) the incumbency and signatures of the signing officers of the Company who have signed the Offering Documents or other documents relating to Closing;

(6)	Bring-Down Certificate. The Company shall have delivered to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officer(s) of the Company as the Underwriters may agree, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a)          the Company having complied with all of the covenants, in all material respects, and satisfied all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to the Time of Closing (other than to the extent any such covenants or terms or conditions have been waived by Desjardins, on behalf of the Underwriters, as the case may be);

(b)	that no order, ruling or determination having the effect of ceasing or suspending the trading in the Common Shares or prohibiting the sale of the Offered Shares or grant of the Option or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any relevant securities laws (including Applicable Securities Laws) or by any regulatory authority;

(c)          subsequent to the respective dates as at which information is given in the Prospectus, there having not occurred a Material Adverse Effect or any change or development involving a prospective Material Adverse Effect, other than as disclosed in the Prospectus or any Supplementary Material, as the case may be;

(d)          other than the Offering, no material change relating to the Company and its subsidiaries on a consolidated basis having occurred since the date hereof with respect to which the requisite material change report has not been filed, and no such disclosure having been made on a confidential basis that remains confidential; and

(e)          the representations and warranties of the Company contained in this Underwriting Agreement and in any certificates of the Company delivered pursuant to or in connection with this Underwriting Agreement, being true and correct in all material respects (or (i) if qualified by materiality, in all respects, and (ii) if given at a specified date, in all material respects as at such date) as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Underwriting Agreement;

(7)	Certificate of Transfer Agent. The Company having delivered to the Underwriters at the Time of Closing a certificate or letter of the Transfer Agent, certifying as to: (i) its appointment as transfer agent and registrar of the Common Shares; and (ii) the number of Common Shares issued and outstanding on the Business Day prior to the Closing Date, or such other earlier date prior to the Closing Date as is acceptable to the Underwriters, acting reasonably;

(8)	Bring-Down Auditors Comfort Letter. The Company having caused the Company’s Auditors to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date, the information contained in the comfort letter referred to in Section 3(3)(e);

(9)	Certificate of Status. The Underwriters shall have received a certificate of compliance (or the equivalent) in respect of the Company and each of the Material Subsidiaries relating to the chain of title of certain of the Material Properties, being Platte River Gold Inc. (Yukon), Minera Platte River Gold S.A. de R L de C.V. (Mexico), Scorpio Holding Two Limited (BVI), Scorpio Holding One Limited (BVI), Minera Cosalá S.A. de C.V. (Mexico), U.S. Silver & Gold Inc. (Ontario), RX Gold & Silver Inc., U.S. Silver Corporation (Canada), United States Silver, Inc. (Delaware), U.S. Silver – Idaho, Inc. (Delaware), Pershing Gold Corporation (Nevada) and Gold Acquisition Corp. (Nevada), issued by the appropriate regulatory authority, as applicable, in each jurisdiction under which the Company and such Material Subsidiaries exist, to the extent that such certificates of compliance (or their equivalent) are available in such jurisdictions;

(10)	Lock-Up Agreements. The Underwriters shall have received lock-up agreements dated as of the Closing Date pursuant to Section 9(1)(f) in favour of the Underwriters, in the form set forth as Schedule “C” hereof;

(11)	No Termination. The Underwriters not having exercised any rights of termination set forth in Section 13; and

(12)	Other Documentation. The Underwriters having received at the Time of Closing such further opinions, certificates and other documentation from the Company as may be contemplated herein, provided, however, that the Underwriters shall request any such opinion, certificate or document within a reasonable period prior to the Time of Closing that is sufficient for the Company to obtain and deliver such certificate or document and provided further that any such requested opinion, certificate or document is customary for financings of the nature contemplated hereby.

Section 7	Option Closing

(1)	If the Underwriters elect to exercise the Option, the Lead Underwriters, on behalf of the Underwriters, shall provide written notice (the “Exercise Notice”) to the Company not later than the 30th day after the Closing Date, which Exercise Notice shall specify the number of Option Shares to be purchased by the Underwriters and the date on which such Offered Shares are to be purchased, which may not be earlier than the Closing Date (the “Option Closing Date”). Pursuant to the Exercise Notice, the Underwriters shall severally, and not jointly, nor jointly and severally, purchase in their respective percentages set out in Section 17 below, and the Company shall deliver and sell, the number of Option Shares indicated in such notice, in accordance with the provisions of this Underwriting Agreement.

(2)	The Lead Underwriters, on behalf of the Underwriters, shall deliver the Exercise Notice to the Company at least two Business Days, but not more than five Business Days, prior to the Option Closing Date, provided that if the Closing of the Option is to occur concurrently with the Closing of the issue and sale of the Initial Shares, the Lead Underwriters may deliver the Exercise Notice to the Company not later than 12 noon on the Business Day preceding the Closing Date. The purchase and sale of the Option Shares issuable on exercise of the Option, if required, shall be completed at 8:00 a.m. (Toronto time) on the Option Closing Date at such place as the Underwriters and the Company may agree.

(3)	The applicable terms, conditions and provisions of this Underwriting Agreement (including the provisions of Section 6 relating to Closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Offered Shares pursuant to the exercise of the Option.

Section 8	Representations and Warranties of the Company

(1)	The Company represents and warrants to the Underwriters as of the date hereof, and acknowledges that the Underwriters are relying upon each of such representations and warranties in completing the Closing, that:

(a)	Good Standing of the Company. The Company (i) is duly incorporated under the Act and is up-to-date in respect of all material corporate filings and is in good standing under such Act, (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Prospectus; and (iii) has all requisite corporate power and authority to enter into this Underwriting Agreement and to perform its obligations hereunder;

(b)          Good Standing of the Material Subsidiaries. The Material Subsidiaries are the only subsidiaries of the Company which are material to the Company and Schedule “A” is true and accurate in all respects. Each of the Material Subsidiaries (i) has been duly incorporated or otherwise organize in its respective jurisdiction of incorporation or organization (as applicable) and is up-to-date in respect of all material corporate or other filings and is in good standing under the laws of such jurisdiction, and (ii) has all requisite corporate or other power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Prospectus;

(c)          Ownership of the Material Subsidiaries. The Company is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares or other equity interests of each of the Material Subsidiaries as set out in Schedule “A”, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever, except as disclosed in the Offering Documents. All of such shares or equity interests in the capital of the Material Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares or equity interests and, except as disclosed in the Offering Documents or in the Public Disclosure Documents, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or any subsidiary of the Company of any interest in any of such shares or equity interests for the issue or allotment of any unissued shares or other equity interests in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares or equity interests;

(d)          No Proceedings for Dissolution. No proceedings have been taken or instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries;

(e)	Compliance with Laws. The Company and each of the Material Subsidiaries is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its respective business is carried on, and the Company has not received a notice of non-compliance, or knows of, or has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits, except where any failure to so comply or any non-compliance would not reasonably be expected to have a Material Adverse Effect, and the Company and each of the Material Subsidiaries is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable it to carry on its business as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing, except where the failure of such licences, registrations or qualifications to be valid, subsisting or in good standing would not reasonably be expected to have a Material Adverse Effect;

(f)           Valid and Binding Documents. The execution and delivery of this Underwriting Agreement and the performance of the transactions contemplated hereunder have been duly authorized by all necessary corporate action of the Company and this Underwriting Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(g)          Validly Issued Securities. (i) The Offered Shares have been duly authorized for issuance and, upon issuance thereof in accordance with this Underwriting Agreement, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares, and all statements made in the Offering Documents describing the Offered Shares (including their attributes) are accurate in all material respects; (ii) the Option has been duly authorized for grant; and (iii) the Offered Shares and the Option have not and will not have been issued or granted in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(h)          Offered Shares Qualified Investments. The Offered Shares will be, once listed on the TSX, qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts, in each case, subject to the qualifications, limitations and assumptions set forth in the Final Prospectus under the heading “Eligibility for Investment”;

(i)           Prospectus Eligibility. The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under applicable Canadian Securities Laws in connection with the Offering that will not have been filed as required;

(j)           No Order Restricting Use of Prospectus. To the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order restricting, preventing or suspending the use or effectiveness of the Prospectus or any Prospectus Amendment or preventing the distribution of the Offered Shares or the Option in any Qualifying Jurisdiction or instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(k)          Filing of Offering Documents. Each of the Preliminary Prospectus, the Final Prospectus and the U.S. Placement Memorandum, and the execution and filing of the Preliminary Prospectus and the Final Prospectus with the Securities Commissions, have been or will be duly approved and authorized by all necessary action by the Company, and the Preliminary Prospectus has been duly executed and filed, and will be, in the case of the Final Prospectus, duly executed and filed, in each case by and on behalf of the Company;

(l)           Prospectus Compliance. Each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment complies or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Offered Shares and grant of the Option to the Underwriters and the Purchasers, as applicable, the Prospectus will comply in all material respects with the Canadian Securities Laws;

(m)         Forward-Looking Information. With respect to forward-looking information contained in the Offering Documents:

(i)	the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information; and

(iii)	the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated;

(n)          Necessary Consents and Approvals. No approval, authorization, consent or other order of, and no filing, registration or recording with, the shareholders of the Company, any Governmental Authority or other person is required of the Company in connection with its execution and delivery of this Underwriting Agreement and the performance of its obligations hereunder except: (i) as disclosed in the Offering Documents, (ii) in compliance with the Applicable Securities Laws with regard to the distribution of the Offered Shares and the Option, and (iii) those which have been obtained or will be obtained by the Closing Date and provided to the Underwriters;

(o)          Stock Exchange Listing, Filings and Fees. The currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and the Company is currently in compliance with the rules and regulations of the Exchanges and all material filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate law have been made and paid;

(p)          No Cease Trade Orders or Action to Delist. No order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are threatened or, to the best of the Company’s knowledge, pending, and the Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchanges;

(q)	Dividends. The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of the Common Shares or securities or agreed to do any of the foregoing, and there are no restrictions upon or impediment to, the declaration or payment of dividends by the Company in the constating documents of the Company or in any Material Agreements or Debt Instruments;

(r)	No Default or Breach. The execution and delivery of this Underwriting Agreement and the performance by the Company of its obligations hereunder, and the issuance of the Offered Shares and the grant of the Option does not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) any statute, rule or regulation applicable to the Company or any of the Material Subsidiaries, including Applicable Securities Laws; (ii) the constating documents, by-laws or resolutions of the Company or any of the Material Subsidiaries, that are in effect at the date hereof; (iii) the terms of any Debt Instrument or Material Agreement to which the Company or any of the Material Subsidiaries are a party or by which they are bound; or (iv) any judgment, decree or order binding the Company, any of the Material Subsidiaries or the respective property or assets of the Company or the Material Subsidiaries;

(s)	Absence of Rights to Acquire Securities. Except as disclosed in the Offering Documents, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company or any of the Material Subsidiaries;

(t)           Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares without par value and 8,000,000 Preferred Shares, of which, as of August 20, 2020, an aggregate of 106,010,335 Common Shares and nil Preferred Shares were outstanding as fully paid and non-assessable shares of the Company. Except as disclosed in the Offering Documents, there are no options, warrants or other securities convertible into, or exchangeable or exercisable for, Common Shares;

(u)          No Adverse Legislation. The Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the condition (financial or otherwise), assets, liabilities (contingent or otherwise), business, affairs, operations, properties, capital or prospects of the Company and its subsidiaries on a consolidated basis;

(v)	No Material Changes. Since December 31, 2019, other than as disclosed in the Public Disclosure Documents: (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries on a consolidated basis, (ii) there has been no material change in the capital stock or long-term debt of the Company and its subsidiaries on a consolidated basis, and (iii) the Company and the Material Subsidiaries have carried on their respective businesses in the ordinary course;

(w)         Reporting Issuer. The Company is currently a “reporting issuer” (within the meaning of Canadian Securities Laws) in each of the Reporting Jurisdictions and the Company will, as of the Closing Date, be a reporting issuer in each of the Reporting Jurisdictions and not included in a list of defaulting reporting issuers maintained by the Securities Commissions in such jurisdictions, and in particular, without limiting the foregoing, the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis (including, but not limited to, the filing of any confidential material change report) that is still maintained on a confidential basis, and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with the Securities Commissions;

(x)          Continuous Disclosure Compliance. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Applicable Securities Laws and the rules and regulations of the Exchanges, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since December 31, 2019, which has not been publicly disclosed. The information and statements in the Public Disclosure Documents were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR and, except as may have been corrected or superseded by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading;

(y)         Financial Statements. The Financial Statements incorporated by reference in the Prospectus: (i) have been prepared in accordance with IFRS consistently applied throughout the periods involved, and comply as to form in all material respects with applicable accounting requirements of Canadian Securities Laws, (ii) are, in all material respects, consistent with the books and records of the Company, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (iv) present fairly, in all material respects, the financial position of the Company as at the date thereof and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (vi) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively;

(z)          Independent Auditors. The Company’s Auditors who audited the consolidated financial statements as at and for the financial years ended December 31, 2019 and 2018 incorporated by reference in the Prospectus and delivered their auditors’ report thereon are independent public accountants as required by the Canadian Securities Laws;

(aa)        No Reportable Events. Since December 31, 2018, there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s Auditors;

(bb)       Accounting Controls. The Company and each of the Material Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2019, the Company has not become aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting;

(cc)        Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2019, other than as required by IFRS.

(dd)       Off-Balance Sheet Arrangements and Liabilities. There are no off-balance sheet transactions, arrangements or obligations of the Company or its subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Public Disclosure Documents.

(ee)        No Actions or Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any Material Subsidiary, which is required to be disclosed in the Prospectus and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in a Material Adverse Effect or to materially and adversely affect the consummation of the transactions contemplated in this Underwriting Agreement or the performance by the Company of its obligations hereunder;

(ff)         No Voting Agreements. Other than as disclosed in the Offering Documents, to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or the Material Subsidiaries;

(gg)       Purchases and Sales. The Company has not approved or entered into any binding agreement in respect of: (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or any Material Subsidiary whether by asset sale, transfer of shares or otherwise, other than pursuant to the terms of the Galena JV, or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise) of the Company;

(hh)       Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or the Material Subsidiaries have been paid except where the failure to pay such taxes would not reasonably be expected to constitute a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and materially accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file or any incompleteness of or inaccuracy in such documents would not reasonably be expected to constitute a Material Adverse Effect. To the best of the knowledge of the Company and the Material Subsidiaries, no examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not reasonably be expected to constitute a Material Adverse Effect;

(ii)          Material Agreements. With respect to the Material Agreements:

(i)	all of the Material Agreements are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof;

(ii)	the Company and the Material Subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all terms, conditions and covenants contained in each Material Agreement that could have a material impact on the Company or the Material Subsidiaries; and

(iii)	to the knowledge of the Company, no other party is in breach, violation or default of any term under any Material Agreement;

(jj)          Debt Instruments. With respect to the Debt Instruments:

(i)	the Company and the Material Subsidiaries, as applicable, have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms, conditions and covenants contained in any Debt Instruments;

(ii)	each of the Company and the Material Subsidiaries does not reasonably expect to fail to perform any material obligations (including payment obligations) under any Debt Instruments, and expects to remain in compliance with all material terms, conditions and covenants contained in each of the Debt Instruments; and

(iii)	the entering into of this Underwriting Agreement will not trigger any event of default or similar provisions in respect of any Debt Instruments;

(kk)        No Non-Arm’s Length Indebtedness. Neither the Company nor any of the Material Subsidiaries is party to any material Debt Instrument or has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors, employees or independent contractors, past or present, or any person not dealing at arm’s length with them;

(ll)	Related Parties. Except as disclosed in the Prospectus, none of the directors or officers of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company and the Material Subsidiaries on a consolidated basis;

(mm)      Compliance with Mining Laws. The Company and each Material Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including all applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and neither the Company nor any Material Subsidiary has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Material Properties, where such revocation or cancellation would have a Material Adverse Effect;

(nn)        Material Properties. The Material Properties are the only mineral properties or mineral assets which the Company considers material to the business of the Company and the Material Subsidiaries, as applicable;

(oo)	Title to Material Properties. Except as disclosed in the Prospectus: (i) each of the Company or the Material Subsidiaries, as applicable, is the absolute legal and beneficial owner of, and has good and marketable title to or a valid leasehold interest in the Material Properties and all of its other material properties or assets as described in the Prospectus, free of all liens or encumbrances; (ii) no other material property rights are necessary for the conduct of the Company’s or any Material Subsidiary’s business in respect of the Material Properties or any Material Subsidiary, as currently conducted; neither the Company nor any Material Subsidiary knows of any material claim or the basis for any material claim that could reasonably be expected to adversely affect the right thereof to use, transfer or otherwise exploit such property rights; and (iii) neither the Company nor any Material Subsidiary has any current responsibility or obligation to pay any outstanding material commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof except pursuant to applicable legislation.

(pp)        Mineral Rights. The Company and any applicable Material Subsidiaries hold freehold title, leases, licences, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Material Properties are located, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or any Material Subsidiary to explore or exploit (as the case may be) the minerals relating thereto. All property, leases or claims relating to the Material Properties in which the Company or any Material Subsidiary has any interest or right have been validly applied for and, if issued, to the knowledge of the Company, issued in accordance with all applicable laws and are valid and subsisting. The Company and any applicable Material Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Material Properties, granting the Company and any applicable Material Subsidiaries the right and ability to explore, exploit and mine the mineral resources as are appropriate in view of the rights and interest therein of the Company or any Material Subsidiary and the current state of exploration, with only such exceptions as do not materially interfere with the use made by the Company or any Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto referred to above is currently in good standing in the name of the Company or any Material Subsidiary.

(qq)        Property Agreements. Any and all of the agreements and other documents and instruments pursuant to which the Company or any Material Subsidiary holds the Material Properties (including any interest in, or right to earn an interest therein), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (subject to customary qualifications and exceptions), neither the Company nor any Material Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor, to the knowledge of the Company, is any such default currently being alleged, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Company or any Material Subsidiary derives the interests thereof in such property and assets are in good standing and, to the knowledge of the Company, there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The Material Properties (or any interest therein, or right to earn an interest therein) are not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus.

(rr)	Possession of Permits and Authorizations. In respect of the Material Properties, the Company and the Material Subsidiaries:

(i)	have all Material Permits issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on the business of the Company and the Material Subsidiaries as it is currently conducted and all of the Material Permits issued to date are valid and in full force and effect;

(ii)	expect that any additional Material Permits that are required to carry out the Company’s and the Material Subsidiaries’ planned business activities will be obtained in the ordinary course, subject to the risks and uncertainties concerning potential delays as set out in the Public Disclosure Documents;

(iii)	are, and will be, in compliance with the terms and conditions of all Material Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; and

(iv)	have not received any notice of proceedings relating to the revocation or modification of any such Material Permits or any notice advising of the refusal to grant any Material Permit that has been applied for or is in process of being granted, except in each case as would not reasonably be expected to have a Material Adverse Effect.

(ss)         No Restrictions on Mining Activities. Other than as disclosed in the Public Disclosure Documents or the current technical reports for the Material Properties or relating to the COVID-19 Outbreak, there are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed operation, exploration, and/or development of the Material Properties;

(tt)          No Undisclosed Obligations. Except as disclosed in the Prospectus or Public Disclosure Documents, neither the Company nor any Material Subsidiary has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the Material Properties, including mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties;

(uu)        Compliance with Mining Disclosure Requirements. The Company is in material compliance with the provisions of NI 43-101, has filed all technical reports required thereby and there is a current technical report (within the meaning of NI 43-101) in respect of each of the Material Properties, if required thereby. The information set forth in the Public Disclosure Documents and the Offering Documents relating to the estimates by the Company of the mineral reserves and mineral resources (including in respect of the Material Properties) has been reviewed and verified by the Company or independent consultants to the Company and the mineral reserve and mineral resource information has been prepared in accordance with NI 43-101, and the method of estimating the mineral reserves and mineral resources has been verified by mining experience and the information upon which the estimates of mineral reserves and mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Prospectus;

(vv)	Scientific and Technical Projections. To the knowledge of the Company, the projected capital and operating costs and projected production and operating results relating to the Material Properties, as summarized in the Public Disclosure Documents and in the Offering Documents, are reasonable by the Company in all material respects subject to the assumptions, qualifications, limitations, risks and uncertainties stated therein;

(ww)	No Asset Impairment. The Company has undertaken an asset analysis in respect of the Material Properties, including all estimates of the mineral resources and mineral reserves reported thereon and has not found any material asset impairment and does not currently anticipate making any write downs in respect of the Material Properties;

(xx)	Environmental Laws. In respect of the Material Properties:

(i)	there has not been a material breach of any applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(ii)	all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Company and the Material Subsidiaries have been obtained or have been applied for and the Company expects any additional Environmental Permits that are required to carry out the planned business activities on the Material Properties to be obtained in the ordinary course and in accordance with the timing as disclosed in the Public Disclosure Documents and subject to the risks and uncertainties stated therein, and each Environmental Permit is valid, subsisting and in good standing and there are no material defaults or breaches of any Environmental Permits and no proceeding has been threatened, or to the knowledge of the Company, is pending to revoke or limit any Environmental Permit;

(iii)	there has not been any material breach of Environmental Laws and Environmental Permits, on any property or facility owned or leased or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist at, on or under any property now or previously owned, operated or leased which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws, individually or in the aggregate, that would reasonably be expected to have a Material Adverse Effect;

(iv)	there have been no material claims, complaints, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws, and there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters including reclamation requiring any material work, repairs, construction or capital expenditures to be made or any notice of same;

(v)	except as ordinarily or customarily required by applicable permit, no notice has been received by the Company or its Material Subsidiaries, and to the knowledge of the Company, no notice has been issued alleging or stating that any party is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws;

(vi)	all mining related activities, exploration, reclamation, development and other actions and operations have been conducted by the Company and the Material Subsidiaries in all material respects in accordance with good mining, exploration and engineering practices and all applicable laws including material workers’ compensation and health and safety and workplace laws, mining laws, regulations and policies;

(vii)	there are no ongoing environmental liabilities, claims, or disputes related to any mining activities on the Material Properties;

(viii)	except as disclosed in the Public Disclosure Documents, there are no reclamation bonds related to the Material Properties; and

(ix)	except as disclosed in the Public Disclosure Documents, there are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course.

(yy)        No Native or Local Claims. There are no material claims or actions with respect to native or local rights currently threatened or, to the knowledge of the Company, after due enquiry, pending with respect to the Material Properties. The Company is not aware of any material land entitlement claims or native or local land claims having been asserted or any legal actions relating to native or community issues having been instituted with respect to the Material Properties, and no material dispute in respect of the Material Properties with any local or native or local group exists or, to the knowledge of the Company, is threatened or imminent with respect to the Material Properties or any activities thereon;

(zz)        Community Relationships. Except as disclosed in the Prospectus, the Company and the Material Subsidiaries maintain good relationships with the communities and persons affected by or located on the Material Properties in all material respects, and except as disclosed in the Prospectus, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Material Properties, and the Company and the Material Subsidiaries do not anticipate any material issues or liabilities to arise that would adversely affect the ability to explore, develop and operate the Material Properties;

(aaa)      Government Relationships. The Company and the Material Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Material Properties are located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Material Subsidiaries from conducting its business and all activities in connection with the Material Properties as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(bbb)      No Expropriation. No part of the Material Properties or Material Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(ccc)       No Work Stoppage or Interruptions. Except as disclosed in the Prospectus, there has not been in the last three years and there is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability to explore, develop and operate the Material Properties.

(ddd)	COVID-19. Except disclosed in the Prospectus and except as mandated by or in conformity with the recommendations of a Governmental Authority, which government mandates have not materially affected the Company and the Material Subsidiaries, there has been no closure, suspension or disruption to, the operations or workforce productivity of the Company and the Material Subsidiaries as a result of the novel coronavirus disease outbreak (the “COVID-19 Outbreak”). The Company has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations and has put appropriate control measures in place to ensure the wellness of all of its employees and surrounding communities where the Company and the Material Subsidiaries operate while continuing to operate.

(eee)       Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Canadian Securities Laws.

(fff)        Material Accruals. All material accruals for unpaid vacation pay, premiums for employment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Material Subsidiaries;

(ggg)      Labour/Employment Matters. Except as disclosed in the Prospectus: (i) no material labour dispute, complaint, grievance or other conflict with the employees of the Company or the Material Subsidiaries currently exists or is pending, or to the knowledge of the Company is threatened or pending; and (ii) no union representation question exists respecting the employees of the Company or the Material Subsidiaries and no collective bargaining agreement is in place or currently being negotiated by the Company or the Material Subsidiaries. The Company and Material Subsidiaries are currently in material compliance with all laws and regulations respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim. The Company’s employment contracts with all senior employees are in good standing and in full force and effect;

(hhh)      Insurance. The Company and the Material Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Company and the Material Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Material Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any of the Material Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(iii)        Transfer Agent. Computershare Investor Services Inc., at its principal offices in the City of Toronto, Ontario, is the duly appointed registrar and transfer agent for the Common Shares;

(jjj)        Minute Books. The minute books and records of the Company and each of the Material Subsidiaries contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries from their respective dates of incorporation. There have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company or any of the Material Subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company or the Material Subsidiaries;

(kkk)	Significant Transactions. The Company has not completed any “significant acquisition” or “significant disposition”, nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Canadian Securities Laws, other than such statements as have been filed and are incorporated by reference in the Prospectus;

(lll)        Previous Acquisitions. All previous material acquisitions completed by the Company or any of the Material Subsidiaries of any securities, business or assets of any other entity have been fully and properly disclosed in the Public Disclosure Documents, were completed in compliance, in all material respects, with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with in all material respects, and the Company or the Material Subsidiaries, as the case may be, conducted all due diligence procedures in connection with such previous acquisitions as are standard and customary for transactions of such nature;

(mmm)  Entitlement to Proceeds. Other than the Company (and the Underwriting Fee and expenses in respect of the Underwriters), there is no person that is or will be entitled to the proceeds of the Offering under the terms of any Material Agreement, or other instrument or document (written or unwritten);

(nnn)     Anti-Bribery. Neither the Company nor the Material Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act and Proceeds of Crime (Money Laundering) and Terrorist Financing Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor the Material Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or the Material Subsidiaries, or a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws; and

(ooo)	OFAC Requirements. The Company has not been, nor to the knowledge of the Company, has any director, officer, agent, employee, affiliate or person acting on behalf of the Company been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC.

Section 9	Additional Covenants of the Company

(1)	In addition to any other covenant of the Company set forth in this Underwriting Agreement, the Company covenants with the Underwriters that:

(a)          Stock Exchange Listings. The Company will: (i) (A) file or cause to be filed with the TSX all necessary documents and will take commercially reasonable steps to ensure that the Offered Shares have been approved (or conditionally approved) for listing and for trading on the TSX subject to the Underwriters confirming that they have met the applicable minimum distribution requirements of the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Company of the Standard Listing Conditions, and the Company shall thereafter use commercially reasonable efforts to fulfil the Standard Listing Conditions within the time period prescribed by the TSX and (B) take commercially reasonable steps to have the Offered Shares listed and admitted for trading on the NYSE American by the Time of Closing; and (ii) use its commercially reasonable efforts to remain listed for trading on the TSX for a period of two years following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors of the Company to comply with their fiduciary duties;

(b)	Other Filings. The Company will make all necessary filings, use commercially reasonable efforts to obtain all necessary regulatory consents and approvals (if any) and the Company will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement;

(c)	Press Releases. Subject to compliance with applicable law, any press release of the Company to be issued during the period of distribution of the Offered Shares will be provided in advance to the Lead Underwriters (other than in respect of non-material matters which would not reasonably be expected to affect the Offering), and the Company will use its commercially reasonable efforts to agree with the Lead Underwriters as to the form and content thereof prior to its release, and any press release shall either (i) include the following legend: “Not for distribution to United States newswire services or for dissemination in the United States”, or (ii) comply with the requirements of Rule 135c under the U.S. Securities Act;

(d)	Use of Proceeds. The Company confirms its intention as of the date hereof to use the net proceeds of the Offering substantially in accordance with the description set forth under the heading “Use of Proceeds” in the Prospectus;

(e)	Standstill Period. The Company shall not issue any Common Shares or securities convertible into Common Shares for a period of 90 days from the Closing Date without the prior written consent of Desjardins, such consent not to be unreasonably withheld, except in conjunction with: (i) the Offering; (ii) the grant or exercise of stock options and other similar issuances pursuant to the stock option plan or long term incentive plan of the Company and other stock-based compensation arrangements including, for greater certainty, any existing director, officer, employee or consultant incentive plans or the sale of any Common Shares issued thereunder; (iii) the exercise or conversion of outstanding convertible securities including outstanding warrants and convertible notes; (iv) any obligations in respect of existing agreements, arrangements or instruments; or (v) in connection with an arm’s length acquisition transaction (including as consideration for the acquisition of an unaffiliated company, person or other entity or for some or all of the assets of an unaffiliated company, person or other entity).

(f)	Lock-Up Agreements. The Company shall use its commercially reasonable efforts to cause each of the directors and executive officers of the Company (the “Locked-Up Parties”), to agree, in a lock-up agreement to be executed on the Closing Date, that for a period of 90 days from the Closing Date, each Locked-Up Party will not, directly or indirectly, without the prior written consent of Desjardins, such consent not to be unreasonably withheld, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise. Notwithstanding the foregoing, the Locked-Up Parties shall be entitled to transfer their securities of the Company: (i) to an affiliate; (ii) in connection with an internal reorganization; (iii) pursuant to a pledge as security for indebtedness owing to a bona fide lender and/or any sale of the securities upon such lender realizing on such security; and (iv) pursuant to a bona fide take-over bid made to all holders of securities of the Company or other similar acquisition transaction (including a merger, amalgamation or arrangement).

Section 10	Covenants of the Underwriters

(1)	Each Underwriter severally, and neither jointly, nor jointly and severally, covenants with the Company, that:

(a)	During the period of distribution of the Offered Shares by or through the Underwriters or a Selling Firm, the Underwriters will offer and sell, and the Underwriters will require any Selling Firm to agree to offer and sell, the Offered Shares to the public only in the Qualifying Jurisdictions or where they may lawfully be offered for sale or sold and as described in the Offering Documents. For the purposes of this Section 10(1)(a), the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt for the Final Prospectus has been issued.

(b)	The provisions of Schedule “B” hereto apply in respect of offers and sales of Offered Shares and are incorporated herein by reference. The Underwriters shall cause similar undertakings to be contained in any agreements with a Selling Firm.

(c)          The Underwriters, and any Selling Firm appointed hereunder, will use their reasonable best efforts to (i) meet the minimum distribution requirements for the listing of the Offered Shares on the TSX; and (ii) complete the distribution of the Offered Shares as promptly as possible after the Time of Closing. The Underwriters will notify the Company as soon as possible when, in the Underwriters’ opinion, the Underwriters and the Selling Firms have ceased the distribution of the Offered Shares and, within 30 days after completion of the distribution, the Lead Underwriters will provide the Company, in writing, with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions by the Underwriters where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

(2)	No Underwriter shall be liable to the Company under this Section 10 with respect to a default by any of the other Underwriters.

Section 11           Closing

(1)	Location of Closing. The Closing and any Option Closing will be completed at the offices of Blake, Cassels & Graydon LLP in Toronto, Ontario at the Time of Closing on the Closing Date or Option Closing Date, as applicable, or at such other place as the Underwriters and the Company may agree.

(2)	Securities and Proceeds. At the Time of Closing of the Closing Date and any Option Closing Date, subject to the terms and conditions contained in this Underwriting Agreement: (i) the Company shall deliver to Desjardins, on behalf of the Underwriters, the Offered Shares in electronic or certificated form as Desjardins, on behalf of the Underwriters, may direct prior to the Closing Date or Option Closing Date, as applicable; and (ii) Desjardins, on behalf of the Underwriters, shall deliver to the Company the gross proceeds of the Offering (or, or including, the proceeds of the Option, if and as applicable) less the Underwriting Fee and the expenses of the Underwriters payable in accordance with Section 16.

Section 12	Compensation of the Underwriters

The Company shall pay to the Underwriters a cash commission equal to the sum of: (a) 1.0% of the gross proceeds from sales of Offered Shares by the Underwriters to Trinity Capital Advisors, Pierre Lassonde, Eric Sprott. the directors and senior officers of the Company and any entities affiliated with or controlled by any of the foregoing; and (b) 5.0% of the gross proceeds from all other sales of Offered Shares (including for certainty, on any exercise of the Option) (collectively, the “Underwriting Fee”). The Underwriting Fee shall be paid to the Underwriters on the Closing Date and any Option Closing Date, as applicable, in consideration of the services to be rendered by the Underwriters in connection with the Offering.

Section 13	Termination Rights

(1)	The Company agrees that all material terms and material conditions set out in this Underwriting Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any material breach or failure by the Company to comply with any such material conditions in favour of the Underwriters that cannot be cured prior to the Time of Closing shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

(2)	In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Underwriting Agreement by the Company, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Underwriters, their obligations under this Underwriting Agreement to purchase the Offered Shares by giving written notice to the Company at any time after the date hereof and prior to the Time of Closing, if:

(a)          there shall be any material change or change in any material fact (each as defined under Canadian Securities Laws) or a new material fact shall arise in respect of the Company and its subsidiaries taken as a whole, in each case that would be expected to have, in the opinion of the Underwriters (or any of them), acting reasonably, a material adverse effect on the market price or value of the Common Shares, or the Underwriters shall become aware of any material information with respect to the Company that has not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which, in the opinion of the Underwriters (or any of them), acting reasonably would be expected to have a material adverse effect on the market price or value of the Common Shares;

(b)          there should develop, occur or come into effect or existence after the date hereof any event, action, state, condition (including terrorism, outbreak, pandemic, disease or accident) or major financial occurrence or catastrophe, war or plague of national or international consequence including by way of the COVID-19 Outbreak only to the extent that there are material adverse developments related thereto after August 17, 2020 or a new or change in any law or regulation shall be enacted or take effect after August 17, 2020 which in the reasonable opinion of the Underwriters (or any of them) materially adversely affects or would reasonably be expected to materially adversely affect the financial markets generally or the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or the market price or value of the Common Shares;

(c)          any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company where a material wrong-doing is alleged or any order is made which involves a finding, by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including the TSX or securities commission, of wrong-doing by the Company that in the opinion of the Underwriters (or any of them), acting reasonably, materially adversely affects or would reasonably be expected to materially adversely affect the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or the market price or value of the Common Shares, or any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares is made or threatened by a securities regulatory authority; or

(d)          the Company is in breach of any material term, condition or covenant of this Underwriting Agreement or any material representation or warranty given by the Company in this Underwriting Agreement becomes or is false in any material respect and cannot be cured prior to the Time of Closing.

(3)	The Underwriters shall use commercially reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Section 13(2), provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Time of Closing.

(4)	If the obligations of the Underwriters under this Underwriting Agreement are terminated pursuant to the termination rights in this Section 13, the liability of the Company to the Underwriters shall be limited to the obligations under Section 15 and Section 16.

(5)	The right of the Underwriters (or any of them) to terminate their obligations under this Underwriting Agreement is in addition to any other remedies they may have in respect of any rights contemplated by the Underwriting Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14	Survival of Representations and Warranties

All representations and, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Underwriting Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Shares and the termination of this Underwriting Agreement notwithstanding such closing or any investigation made by or on behalf of the Underwriters with respect thereto, and shall continue in full force and effect for the benefit of the Underwriters and/or the Company, as the case may be, regardless of the Closing of the Offering, any subsequent disposition of the Offered Shares and any investigation by or on behalf of the Underwriters with respect thereto, until the second anniversary of the Closing Date. Without any limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to indemnification or contribution obligations shall survive and continue, in full force and effect, indefinitely.

Section 15	Indemnity

(1)	The Company (the “Indemnitor”) hereby agrees to indemnify and hold the Underwriters and each of their subsidiaries and affiliates, and each of their directors, officers, employees, shareholders and agents (hereinafter referred to as the “Personnel” and, together with the Underwriters the “Indemnified Parties”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriters and their Personnel hereunder, or otherwise in connection with the matters referred to in this Underwriting Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Underwriters and/or their Personnel), unless such actual or threatened claim, action, suit, investigation or proceeding has been caused by or is the result of the willful misconduct, gross negligence or fraud of the Underwriters or any of their Personnel.

(2)	If for any reason the foregoing indemnification is unavailable to the Underwriters or any Personnel or insufficient to hold the Underwriters or any Personnel harmless as a result of such expense, loss, claim, damage or liability, then the Indemnitor shall contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriters or any Personnel on the other hand but also the relative fault of the Indemnitor and Underwriters or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees to be received by the Underwriters pursuant to this Underwriting Agreement.

(3)	The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriters or their Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or in case any such entity shall investigate the Indemnitor and/or the Underwriters, and/or any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith provided the Underwriters acts reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including a reasonable amount to reimburse the Underwriters for time spent by the Underwriters or their Personnel in connection therewith) and out-of-pocket expenses incurred by the Underwriters or their Personnel in connection therewith shall be paid by the Indemnitor as they occur unless such proceeding is the result of the willful misconduct, gross negligence or fraud of the Underwriters or any of their Personnel.

(4)	Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or their Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Underwriters to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Underwriters and/or any Personnel (other than in respect of losses related to such failure or delay to notify the Indemnitor). The Indemnitor shall on behalf of itself and the Underwriters and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Underwriters and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Underwriters and/or any Personnel, acting reasonably, as applicable, and that none of the Underwriters and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(5)	Notwithstanding the foregoing paragraph, the Indemnified Parties shall have the right, at the Indemnitor’s expense, to employ counsel of such person’s choice in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized in writing by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within a reasonable time (which shall in any case be not less than 15 days) after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party’s behalf) or that there is a conflict of interest between the Company and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Underwriters’ behalf), provided that the Indemnitor shall not be responsible for the fees and expenses of more than one set of counsel to the Indemnified Parties.

(6)	The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of Underwriters and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Underwriting Agreement or any termination thereof.

Section 16	Expenses

The Company will be responsible for all reasonable and documented expenses related to the Offering, whether or not the Offering is completed, including: (i) all reasonable and documented expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Preliminary Prospectus and the Final Prospectus; and (ii) all other reasonable and documented costs and expenses incurred in connection with the preparation of documentation relating to the Offering, including the reasonable and documented legal fees of legal counsel for the Underwriters (to a maximum of $100,000 plus applicable taxes and disbursements). The Company shall also pay any HST payable on the foregoing amounts, if any. Such expenses of the Underwriters shall be payable by the Company to Desjardins, on behalf of the Underwriters, on the Closing Date and any Option Closing Date, as applicable.

Section 17	Liability of the Underwriters

(1)	The obligation of the Underwriters to purchase the Offered Shares in connection with the Offering at the Time of Closing on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages to be purchased at any such time:

Desjardins Securities Inc..	40.0%
Cormark Securities Inc	35.0%
Clarus Securities Inc.	10.0%
Stifel Nicolaus Canada Inc.	10.0%
Laurentian Bank Securities Inc.	5.0%
100%

(2)	In the event that any Underwriter shall fail to purchase its applicable percentage of the Offered Shares (the “Defaulted Securities”) at the Time of Closing, and (i) if the number of Defaulted Securities does not exceed 10% of the number of Offered Shares to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwriters (the “Continuing Underwriters”); or (ii) if the number of Defaulted Securities exceeds 10% of the number of Offered Shares to be purchased on such date, the Continuing Underwriters may, but shall not be obligated to purchase any of the Defaulted Securities and the Company will have the right to either (a) proceed with the sale of the Offered Shares (less the Defaulted Securities) to the Continuing Underwriters, or (B) terminate its obligations hereunder without any further liability on the part of the Company to the Continuing Underwriters, except pursuant to the provisions of Section 15 and Section 16.

(3)	No action taken pursuant to this Section 17 shall relieve any defaulting Underwriter from liability in respect of its default to the Company or to any non-defaulting Underwriter.

(4)	Nothing in this Underwriting Agreement shall oblige any U.S. broker-dealer affiliate of any of the Underwriters to purchase the Offered Shares. Any U.S. broker-dealer affiliate who makes any offers or sales of the Offered Shares in the United States or to U.S. persons will do so solely as an agent for an Underwriter.

(5)	Without affecting the firm obligation of the Underwriters to purchase from the Company 9,067,400 Offered Shares at the Issue Price in accordance with this Underwriting Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Issue Price, the Issue Price may be decreased by the Underwriters and further change from time to time to an amount not greater than the Issue Price specified herein. Such decrease in the Issue Price will not affect the Underwriting Fee to be paid by the Company to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Company, before deducting expenses of the Offering. The Underwriters will inform the Company if the Issue Price is decreased.

Section 18	Advertisements

The Company acknowledges that the Underwriters shall have the right, subject to (a) Section 2, Section 9(1)(c), Section 10(1)(a) and Section 10(1)(b) of this Underwriting Agreement, and (b) prior written approval by the Company, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Shares as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law, including Applicable Securities Laws (including in respect of the use of marketing materials). The Company and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of Applicable Securities Laws and applicable securities laws in jurisdictions other than Canada and the United States in which the Offered Shares shall be offered or sold not being available or the Company being or becoming subject to any continuous disclosure or similar obligations of any jurisdictions other than Canada and the United States.

Section 19	Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with the Closing, with the exception of the matters relating to: (i) termination of purchase obligations, (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by the Lead Underwriters, on behalf of the other Underwriters. The execution of this Underwriting Agreement by the other Underwriters and by the Company shall constitute the Company’s authority and obligation for accepting notification of any such steps from, and for delivering the Offered Shares in certificated or electronic form to or to the order of, Desjardins. The Lead Underwriters shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Underwriting Agreement shall be several and neither joint nor joint and several.

Section 20	Governing Law

This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

Section 21	Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by email to such other party as follows:

(a)	to the Company at:

Americas Gold and Silver Corporation

145 King Street West, Suite 2870

Toronto, Ontario, Canada M5H 1J8

Attention:	Darren Blasutti, President & Chief Executive Officer
Email:	dblasutti@americas-gold.com

with a copy to (which copy shall not constitute notice):

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000, Commerce Court West

Toronto, Ontario M5L 1A9

Attention:                           Michael Hickey

Email:                                 michael.hickey@blakes.com

(b)	to the Underwriters, to the Lead Underwriters at:

Desjardins Securities Inc.

25 York Street, Suite 1000

Toronto ON, M5J 2V5

Attention:                           Bruno Kaiser

Email:                                 bruno.kaiser@desjardins.com

Cormark Securities Inc.

Royal Bank Plaza
North Tower, Suite 1800
200 Bay Street
Toronto, Ontario M5J 2J2

Attention:                           Darren Wallace

Email:                                 dwallace@cormark.com

with a copy to (which copy shall not constitute notice):

Cassels Brock & Blackwell LLP

Scotia Plaza, Suite 2100

40 King Street West

Toronto, Ontario M5H 3C2

Attention:                           Chad Accursi

Email:                                 caccursi@cassels.com

or at such other address or email address as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when personally delivered or, if delivered by email, on the date of receipt (with receipt confirmed) provided notice or communication is received prior to 5:00 p.m. (recipient’s time) on a Business Day or, in any other case, on the next Business Day after such notice or other communication has been delivered by email.

Section 22                Counterpart Signature

This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile or other electronic means), which together shall constitute an original copy hereof as of the date first noted above.

Section 23                Time of the Essence

Time shall be of the essence in this Underwriting Agreement.

Section 24                Severability

If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

Section 25                Entire Agreement

This Underwriting Agreement constitutes the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Company relating to the Offering, including the provisions of the engagement letter dated as of August 17, 2020 between the Company and Desjardins, as amended by the amendment letter dated as of August 18, 2020 between the Company and Desjardins.

Section 26	Obligations of the Underwriters

In performing their respective obligations under this Underwriting Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Underwriting Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

Section 27	Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 28	Successors and Assigns

The terms and provisions of this Underwriting Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, this Underwriting Agreement shall not be assignable by any party without the written consent of the others.

Section 29	No Fiduciary Duty

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Underwriting Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not as an agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions.

Section 30	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Underwriting Agreement.

Section 31	Effective Date

This Underwriting Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

[Remainder of Page Left Blank Intentionally]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Underwriting Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

DESJARDINS SECURITIES INC.
Per:	“Bruno Kaiser”
Name: Bruno Kaiser
Title: Managing Director, Head of Metals & Mining Investment Banking

CORMARK SECURITIES INC.
Per:	“Darren Wallace”
Name: Darren Wallace
Title: Managing Director, Investment Banking

CLARUS SECURITIES INC.
Per:	“Robert Orviss”
Name: Robert Orviss
Title: Managing Director, Investment Banking
STIFEL NICOLAUS CANADA INC.
Per:	“Pierre Laliberte”
Name: Pierre Laliberte
Title: Director, Investment Banking

LAURENTIAN BANK SECURITIES INC.
Per:	“Joseph Gallucci”
Name: Joseph Gallucci
Title: Managing Director, Investment Banking

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 21st day of August, 2020.

AMERICAS GOLD AND SILVER CORPORATION
Per:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

A - 1

SCHEDULE “A”
MATERIAL SUBSIDIARIES

The organizational chart below indicates the inter-corporate relationships between the Company and the Material Subsidiaries (and includes their jurisdiction of organization) as of the date of the Underwriting Agreement. Unless otherwise indicated, all such Material Subsidiaries are wholly-owned, directly or indirectly, by the Company.

SCHEDULE “B”
COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “B”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)   “Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)   “Distribution Compliance Period” means the 40 day period that begins on the later of (i) the date the Offered Shares are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date or the Option Closing Date (as applicable); provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

(c)   “Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(d)   “Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(e)   “Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(f)    “U.S. Accredited Investors” means “accredited investors” that satisfy one or more of the categories set forth in Rule 501(a) of Regulation D;

(g)   “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(h)   “U.S. person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S; and

(i)    “U.S. Purchaser” means a purchaser of Offered Shares within the United States or that is, or is acting for the account or benefit of, a person in the United States or a U.S. person, or that is offered Offered Shares in the United States.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Each Underwriter represents, warrants and covenants to and with the Company, as at the date hereof, the Closing Date and any Option Closing Date, that:

1.	It has not offered or sold, and will not offer or sell, any Offered Shares forming part of its allotment except (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) in the United States or to U.S. persons that are U.S. Accredited Investors on a private placement basis pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable U.S. state securities laws, as provided in Section 2 through Section 17 below. Accordingly, none of the Underwriter, its affiliates or any person acting on any of their behalf, has made or will make (except as permitted in Section 2 through Section 17 below):

(i)	any offer to sell, or any solicitation of an offer to buy, any Offered Shares to, or for the account or benefit of, any person in the United States or any U.S. person;

(ii)	any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. person, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. person; or

(iii)	any Directed Selling Efforts in the United States with respect to the Offered Shares.

2.	It agrees that, at or prior to confirmation of the sale of the Offered Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act, pursuant to registration under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares by such Underwriter shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to a registration of the Offered Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

Such Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Offered Shares contemplated hereby and to comply with the offering restriction requirements of Regulation S.

3.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares, except with its affiliates, any Selling Firm or with the prior written consent of the Company.

4.	It shall require each Selling Firm (including, without limitation, its U.S. broker-dealer affiliate) to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such Selling Firm.

5.	All offers and sales of Offered Shares within the United States or to, or for the account or benefit of, any person in the United States or any U.S. person, shall be made through the Underwriter’s U.S. registered broker-dealer affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Its U.S. affiliate is and will be, on the date of each offer or sale of Offered Shares within the United States, or to, or for the account or benefit of, a person in the United States or a U.S. person duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state’s registration requirements) and a member in good standing with the Financial Industry Regulatory Authority, Inc.

6.	Offers and sales of Offered Shares within the United States or to, or for the account or benefit of, persons in the United States or U.S. persons shall not be made by any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7.	Offers to sell and solicitations of offers to buy the Offered Shares shall be made only to persons reasonably believed to be U.S. Accredited Investors.

8.	All U.S. Purchasers of the Offered Shares shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such U.S. Purchasers on a substituted purchaser basis in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable U.S. state securities laws.

9.	Each offeree that is, or is acting for the account or benefit of, a person in the United States or a U.S. person, has been or shall be provided with the U.S. Placement Memorandum including the Preliminary Prospectus and/or the Final Prospectus, and each U.S. Purchaser will have received at or prior to the time of purchase of any Offered Shares the U.S. Placement Memorandum including the Final Prospectus.

10.	Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made to, or for the account or benefit of, a person in the United States or a U.S. person, was or will be made only to U.S. Accredited Investors on a substituted purchaser basis in transactions that are exempt from registration under the U.S. Securities Act pursuant to Rule 506(b) of Regulation D and similar exemptions under all applicable U.S. state securities laws.

11.	At least one business day prior to the Time of Closing, it will provide the transfer agent with a list of all U.S. Purchasers of the Offered Shares.

12.	If it or any person acting on its behalf made offers or sales of Offered Shares to, or for the account or benefit of, a person in the United States or a U.S. person, at Closing, together with its U.S. broker-dealer affiliate, it will provide a certificate, substantially in the form of Exhibit A to this Schedule, relating to the manner of the offer and sale of the Offered Shares in the United States. Failure to deliver such a certificate at Closing shall constitute a representation and warranty that neither it nor any person acting on its behalf made offers or sales of Offered Shares to, or for the account or benefit of, a person in the United States or a U.S. person.

13.	It will obtain from each U.S. Purchaser an executed copy of the U.S. Accredited Investor Agreement substantially in the form of Exhibit A to the U.S. Placement Memorandum, and at the Closing, will provide executed copies of all such U.S. Accredited Investor Agreements to the Company.

14.	None of the Underwriter, its affiliates or any person acting on any of any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer and sale of the Offered Shares.

15.	As of the Closing Date and any Option Closing Date, as applicable, with respect to offers and sales of Offered Shares to U.S. Accredited Investors pursuant to Rule 506(b) of Regulation D (the “Regulation D Securities”), each Underwriter represents that neither it, nor any of its general partners, managing members, directors, executive officers, other officers participating in offers and sales to U.S. Accredited Investors pursuant to Rule 506(b) of Regulation D or any other person associated with or acting on behalf of the above persons (including, but not limited to, the Underwriter’s U.S. affiliate) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Regulation D Securities (each, an “Underwriter Covered Person” and, together, the “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”) except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date thereof.

16.	As of the Closing Date and any Option Closing Date, the Underwriter represents that it is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers of Regulation D Securities.

17.	The Underwriter will notify the Company in writing, prior to the Closing Date or any Option Closing Date, as applicable, of (i) any Disqualification Event relating to any Underwriter Covered Person not previously disclosed to the Company and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Underwriter Covered Person.

Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to and with the Underwriters, as at the date hereof, the Closing Date and any Option Closing Date, that:

1.	The Company is a “foreign issuer” within the meaning of Regulation S.

2.	The Company is not now and as a result of the sale of Offered Shares contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act.

3.	None of the Company, any of its affiliates, or any person acting on any of their behalf has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares, or has engaged or will engage in any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D), or in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, in connection with the offer or sale of the Offered Shares within the United States or to, or for the account or benefit of, persons in the United States or U.S. persons.

4.	Except with respect to offers and sales in accordance with this Underwriting Agreement (including this Schedule “B”) within the United States or to, or for the account or benefit of, persons in the United States or U.S. persons to U.S. Accredited Investors in reliance upon the exemption from registration available under Rule 506(b) of Regulation D, none of the Company, its affiliates or any persons acting on any of their behalf (other than the Underwriters, their affiliates and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, any of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

5.	The Company has not, for a period of six months prior to the commencement of the offering of Offered Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States or to U.S. persons in a manner that would be integrated with, and would cause the exemption provided by Rule 506(b) of Regulation D to become unavailable with respect to, the offer and sale of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. persons as contemplated by this Underwriting Agreement.

6.	The Company will file within the prescribed time period(s) a Notice of Sales on Form D as required by Rule 503 of Regulation D with the United States Securities and Exchange Commission and any required filings with any applicable U.S. state securities commissions in connection with any sales of Offered Shares to U.S. Accredited Investors pursuant to Rule 506(b) of Regulation D.

7.	Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8.	As of the Closing Date and any Option Closing Date, as applicable, with respect to offers and sales of Regulation D Securities, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the Offering, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (other than any Underwriter Covered Person, as to whom no representation or warranty is made) (each, an “Company Covered Person” and, together, the “Company Covered Persons”) is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Underwriters a copy of any disclosures provided thereunder.

9.	As of the Closing Date and Option Closing Date, as applicable, the Company is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers.

10.	The Company will notify the Underwriters in writing, prior to the Closing Date, of (i) any Disqualification Event relating to any Company Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Company Covered Person.

EXHIBIT A

UNDERWRITERS’ CERTIFICATE

In connection with the private placement within the United States and to, or for the account or benefit of, persons in the United states or U.S. persons of common shares (the “Offered Shares”) of Americas Gold and Silver Corporation (the “Company”) pursuant to the Underwriting Agreement dated August 21, 2020, among the Company and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(i)	we acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, persons in the United States or U.S. persons, except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D. We have not offered or sold, and will not offer or sell, the Offered Shares (A) as part of our distribution at any time or (B) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in accordance with Rule 903 of Regulation S or as provided in paragraphs (ii) through (ix) below. We sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from us during the restricted period a confirmation or notice substantially to the following effect:

“The Offered Shares covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the U.S. Securities Act, pursuant to registration under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.”;

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares have been made and will be made only in accordance with the provisions of Rule 903 and 904 of Regulation S; pursuant to a registration of the Offered Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act;

(ii)	the undersigned U.S. broker-dealer affiliate of the Underwriter is on the date hereof, and was on the date of each offer and sale of Offered Shares made by it in the United States or to, or for the account or benefit of, persons in the United States or U.S. persons, a duly registered broker or dealer under the United States Securities and Exchange Act of 1934, as amended, and the securities laws of each state in which an offer or sale of Offered Shares was made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc., and all offers and sales of Offered Shares in the United States or to, or for the account or benefit of, persons in the United States or U.S. persons by or through the undersigned U.S. broker-dealer affiliate have been and will be effected in accordance with all U.S. federal and state broker-dealer requirements;

(iii)	each offeree of Offered Shares that was in the United States or that was, or was acting for the account or benefit of, a person in the United States or a U.S. person was provided with a copy of the U.S. Placement Memorandum, including the Prospectus, and each U.S. Purchaser: (a) was provided, prior to the Time of Closing, with a copy of the U.S. Placement Memorandum, including the Prospectus, and no other written material was used in connection with the offer and sale of the Offered Shares within the United States or to, or for the account or benefit of, persons in the United States or U.S. person; and (b) executed and delivered to the Underwriters and the Company either a U.S. Accredited Investor Agreement substantially in the form attached as Exhibit A to the U.S. Placement Memorandum;

(iv)	immediately prior to our transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor and, on the date hereof, we continue to believe that each U.S. Purchaser from us is a U.S. Accredited Investor;

(v)	no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, and we have not acted in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, in connection with the offer or sale of Offered Shares within the United States or to, or for the account or benefit of, persons in the United States or U.S. persons;

(vi)	none of (i) the undersigned, (ii) the undersigned’s general partners or managing members, (iii) any of the undersigned’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, an “Underwriter Covered Person” and, collectively, the “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof;

(vii)	we are not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers;

(viii)	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Shares; and

(ix)	the offering of Offered Shares has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “B” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “B” thereto) unless otherwise defined herein.

Dated this              day of _________________, 2020.

[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]
By:		By:
	Name: ● Title: ●		Name: ● Title: ●

C - 1

SCHEDULE “C”
FORM OF LOCK-UP AGREEMENT

___, 2020

TO:	Desjardins Securities Inc.

Cormark Securities Inc.

Clarus Securities Inc.

Stifel Nicolaus Canada Inc.

Laurentian Bank Securities Inc.

AND TO:	Americas Gold and Silver Corporation

The undersigned, ● (the “Undersigned”) is [a director][an executive officer] of Americas Gold and Silver Corporation (the “Company”) and understands that an underwriting agreement dated August 21, 2020 (the “Underwriting Agreement”) has been executed and delivered by the Company and Desjardins Securities Inc. Cormark Securities Inc., Clarus Securities Inc., Stifel Nicolaus Canada Inc. and Laurentian Bank Securities Inc. (collectively, the “Underwriters”), whereby the Company agreed to offer Common Shares of the Company for sale to the public on an underwritten basis (the “Offering”). The execution and delivery by the Undersigned of this agreement (“Lock-Up Agreement”) is a condition to the closing of the Offering. Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Underwriting Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Undersigned hereby agrees not (and shall cause its affiliates not) to, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership (the “Locked-Up Securities”), or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, without, in each case, the prior written consent of Desjardins, on behalf of the Underwriters, until 90 days after the Closing Date (the “Lock-Up Period”).

Notwithstanding anything to the contrary contained in this Lock-Up Agreement, during the Lock-Up Period, the Undersigned may, without the consent of the Lead Underwriters, transfer their securities of the Company:

(a)	to an affiliate of the Undersigned, provided that any such transferee shall first enter into an agreement in substantially similar form to this Lock-Up Agreement, which shall remain in full force and effect until the expiry of the Lock-Up Period;

(b)	in connection with an internal reorganization;

(c)	pursuant to a pledge as security for indebtedness owing to a bona fide lender and/or any sale of the securities upon such lender realizing on such security; and

(d)	pursuant to a bona fide take-over bid made to all holders of securities of the Company or other similar acquisition transaction (including a merger, amalgamation or arrangement).

The Undersigned hereby represents and warrants that the Undersigned has full power and authority to enter into this Lock-Up Agreement and that, upon the reasonable request of the Underwriters, the Undersigned will execute any additional documents necessary or desirable in connection with the enforcement of this Lock-Up Agreement. The Undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. This Lock-Up Agreement is irrevocable and shall be binding upon the legal representatives, successors and permitted assigns of the Undersigned.

C - 2

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of laws.

This Lock-Up Agreement constitutes the entire agreement and understanding between and among the parties with respect to the subject matter of this Lock-Up Agreement and supersedes any prior agreement, representation or understanding with respect to such subject matter.

This Lock-Up Agreement has been entered into on the date first written above.

[DIRECTOR] [EXECUTIVE OFFICER]